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                            April 1, 2021

       Thomas Striepe
       Chief Financial Officer
       SANGUI BIOTECH INTERNATIONAL INC
       Bleichenbr  cke 9, 20354
       Hamburg, Germany

                                                        Re: SANGUI BIOTECH
INTERNATIONAL INC
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2020
                                                            Filed September 30,
2020
                                                            File No: 000-29233

       Dear Mr. Striepe:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal-Year Ended June 30, 2020

       Item 15. Exhibits and Financial Statement Schedules, page 44

   1. We note that you did not provide Section 906 certifications. Please file a full amendment to your Form 10-K that
includes the entire filing, as well as currently dated
                                                        Section 906
certifications and Section 302 certifications from both of your certifying officers. Refer to Item
601 of Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Tracey McKoy, Staff Accountant, at (202)551-3772 or, Nudrat Salik,
       Staff Accountant, at (202)551-3692) or, Terence O'Brien, Accounting Branch Chief, at
       (202)551-3355 with any questions.
 Thomas Striepe
SANGUI BIOTECH INTERNATIONAL INC
April 1, 2021
Page 2


FirstName LastNameThomas Striepe           Sincerely,
Comapany NameSANGUI BIOTECH INTERNATIONAL INC
                                           Division of Corporation Finance
April 1, 2021 Page 2                       Office of Life Sciences
FirstName LastName